Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 9 March 2009 of the following transactions by a Director and Persons Discharging Managerial Responsibility (“PDMRs”):

On 9 March 2009, Colin Day (a non-executive Director) acquired 10,000 ordinary shares in the capital of the Company at a price of £5.08 per share.

Following this transaction, Colin Day now has an interest in 10,222 ordinary shares in the capital of the Company.

On 9 March 2009, Mark Reckitt (a PDMR) acquired 1,919 ordinary shares in the capital of the Company through an exercise of options under the Company’s all-employee Savings Related Share Option Scheme at a price of £4.87 per share.

On 9 March 2009, Anand Kripalu (a PDMR) disposed of 6,461 ordinary shares in the capital of the Company at an aggregate price of £5.04 per share.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

10 March 2009